FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Reconciliation of RoRWA measures

Performance Management
We target a return on average ordinary shareholders' equity of 12%-15%. For internal management purposes we monitor global businesses and geographical regions by pre-tax return on RWAs, a metric which combines return on equity and regulatory capital efficiency objectives.

In addition to measuring return on average risk-weighted assets ('RoRWA') we measure our performance internally using the non-GAAP measure of underlying RoRWA, which is underlying profit before tax as a percentage of average risk-weighted assets adjusted for the effects of foreign currency translation differences and business disposals. Underlying RoRWA adjusts performance for certain items which distort year-on-year performance as explained on page 47.

We also present the non-GAAP measure of underlying RoRWA adjusted for the effect of operations which are not regarded as contributing to the longer-term performance of the Group. These include the run-off portfolios and the CRS business which was sold in 2012.

The CRS average RWAs in the table below represent the average of the associated operational risk RWAs that were not immediately released on disposal and have not already been adjusted as part of the underlying RoRWA calculation. The 2012 pre-tax loss for CRS primarily relates to litigation expenses incurred after the sale of the business that have not been adjusted as part of the underlying RoRWA calculation.

Reconciliation of underlying RoRWA (excluding run-off portfolios and Card and Retail Services)

	2013			2012
	Pre-tax return	Average RWAs36	RoRWA37	Pre-tax return	Average RWAs36	RoRWA37
	US$m	US$bn	%	US$m	US$bn	%

Reported ...................................................	22,565	1,104	2.0	20,649	1,172	1.8

Underlying37 .............................................	21,586	1,088	2.0	15,286	1,078	1.4
Run-off portfolios ....................................	68	124	0.1	(1,624)	166	(1.0)
Legacy credit in GB&M ........................	185	33	0.6	(274)	45	(0.6)
US CML and other38 .............................	(117)	91	(0.1)	(1,350)	121	(1.1)

Card and Retail Services ............................	-	4	-	(150)	5	(3.0)

Underlying (excluding run-off portfolios and Card and Retail Services) .................	21,518	960	2.2	17,060	906	1.9

Reconciliation of reported and underlying average risk-weighted assets

	Year ended 31 December
	2013	2012	Change
	US$bn	US$bn	%

Average reported RWAs36 ............................................................................	1,104	1,172	(6)
Currency translation adjustment32 ................................................................	-	(6)
Acquisitions, disposals and dilutions ..............................................................	(16)	(88)

Average underlying RWAs36 .........................................................................	1,088	1,078	1
For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014